FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

Corporate Taxpayer No. CNPJ 01.838.723/0001-27

A Publicly-held Company

NIRE 42.300.034.240

CVM 1629-2

CONVENING NOTICE

SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING

The Shareholders of BRF – Brasil Foods S.A. (“Company”) are hereby convened to attend the Shareholders’ Extraordinary General to be held on December 18, 2012, at 5:00 pm, at the Company’s headquarters, located at Rua Jorge Tzachel, 475, in the city of Itajaí, state of Santa Catarina, to deliberate on the following agenda:

                  Ratify the choice of the company Ernst & Young Terco Auditores Independentes S.S., appointed by this Board of Directors to prepare the Appraisal Reports of the Companies SADIA S.A. and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA.;
  Approve the Appraisal Reports referred to in item 1 above, as well as the Protocols and Justifications for the mergers of the companies SADIA S.A. and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA. with BRF – Brasil Foods S.A.;
                  Approve the mergers of SADIA S.A. and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA. by BRF – Brasil Foods S.A. with the consequent extinguishment of the merged companies; and
  Approve the amendment of the following Articles of the Company’s current By-laws: inclusion of paragraphs 1 and 2 in Article 1; Article 3, sections 4 and 6 and sole paragraph, section k; Article 5, paragraph 4; Article 13 heading and sole paragraph; Article 14, sections 4 and 6; Article 18, item 23; Article 32, paragraph 2; Article 34; Article 37 heading and paragraph 1; Article 38 heading and paragraph 1; Article 43; and Article 44; in accordance with the amendment proposal presented.

Pursuant to Article 13 of the By-laws, the shareholders intending to be represented by a proxy shall present the respective power of attorney by December 11, 2012, date which precedes by at least five (5) business days the date of the Shareholders’ Extraordinary General Meeting, at Rua Hungria, 1,400 – 5th floor, Jardim Europa, CEP 01455-000, São Paulo-SP, to the Investor Relations area.

The Shareholders participants in the fungible custody of shares shall present, on the date of the Shareholders’ Extraordinary General Meeting and as a condition of entry to the meeting, a statement issued by the institution responsible for the custody, containing the respective share ownership.

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The Company’s shareholders interested in accessing the information or clarifying inquiries regarding the proposals above should contact the Company’s Investor Relations area, at the following phone numbers +55 (11) 23225061/5050/5048/5049/5051/5052/5037 or by e-mail: acoes@brasilfoods.com.

All documents pertaining to this Meeting are available to the shareholders at the Company’s website: (www.brasilfoods.com.br/ri), as well as the system of proxies to enable shareholders to participate. Copies of the documents will also be available at the websites of the Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil) (www.cvm.gov.br), and BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros (Stock Exchange and Mercantile & Futures Exchange) (www.bmfbovespa.com.br) as of this date. Additionally, the Meeting shall be transmitted by video conference to the São Paulo office, located at Rua Hungria, 1,400 – 5th floor, Jardim Europa, for shareholders who so prefer.

São Paulo (SP), November 12, 2012

Nildemar Secches

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director